SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)1

Venator Materials PLC

(Name of Issuer)

Ordinary Shares, US$0.001 par value per share

(Title of Class of Securities)

G9329Z100

(CUSIP Number)

J&T MS 1 SICAV a.s.

Sokolovská 700/113a, Prague 8

Czech Republic

+420 720 757 352

c/o Martin Seyček

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9329Z100

1	NAME OF REPORTING PERSON

J&T MS 1 SICAV a.s.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Czech Republic
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,401,123
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,401,123
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,401,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.25%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. G9329Z100

1	NAME OF REPORTING PERSON

AMISTA investiční společnost, a.s
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Czech Republic
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,401,123
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,401,123
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,401,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.25%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. G9329Z100

This Amendment No. 3 (this “Third Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed on June 3, 2022 (the “Original Schedule”), Amendment No. 1 to the Original Schedule filed on September 19, 2022 (the “First Amendment”) and Amendment No. 2 to the Original Schedule filed on December 21, 2022 (the “Second Amendment”), by J&T MS 1 SICAV a.s., a société d’investissement à capital variable (investment company with variable capital) established in the Czech Republic (“J&T MS 1”), and AMISTA investiční společnost, a.s., a joint stock company established in the Czech Republic (“AMISTA”). AMISTA is the sole director of J&T MS 1. J&T MS 1 SICAV and AMISTA are sometimes referred to herein collectively as the “Reporting Persons.” This Third Amendment is being filed because the Reporting Persons issued a press release and open letter to the Board as further described in Item 4.

Except as specifically amended by this Third Amendment, items in the Original Schedule, the First Amendment and the Second Amendment, as applicable, are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule is hereby amended and supplemented to include the following paragraphs to the end of the item, after the paragraphs added by the Second Amendment:

The Ordinary Shares acquired by the Reporting Persons since the Second Amendment was filed were bought by J&T MS 1 SICAV using investment funds in open market purchases, and those purchases since the Second Amendment was filed are set forth in Appendix A.

The aggregate purchase price of the 15,401,123 Ordinary Shares owned directly by J&T MS 1 SICAV is approximately $23,869,172, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule is hereby amended and supplemented to include the following sentence to the end of the first paragraph of the item, after the sentence added by the Second Amendment:

On January 10, 2023, the Reporting Persons issued a press release and sent a public letter to the Issuer’s Board of Directors (the “Board”) regarding its concerns with the Issuer’s financial and stock price underperformance, massive shareholder value destruction, lack of strategic direction, and apparent unwillingness to meaningfully engage with the Reporting Persons. The Reporting Persons also stressed that the incumbent Board appears to have squandered its credibility with investors and should not be trusted to chart the course forward for the Issuer without additional independent shareholder representation. A copy of the press release and letter is attached hereto as exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Second Amendment is deleted in its entirety and replaced with the following:

(a)       J&T MS 1 is the holder of 15,401,123 Ordinary Shares, or 14.25%, of the issued and outstanding Ordinary Shares.

4

CUSIP No. G9329Z100

Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Ordinary Shares held by J&T MS 1. Each of the Reporting Persons disclaims beneficial ownership in all shares of Ordinary Shares reported herein, except to the extent of its respective pecuniary interest therein.

The ownership percentages reported in this Schedule 13D are based on 108,049,979 shares of Ordinary Shares outstanding of the Issuer, as of November 30, 2022, as communicated to the Reporting Persons by the Issuer on or around that date.

(b)       See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares by the Reporting Persons.

(c)       Except as disclosed in this Schedule 13D, the Reporting Persons and, to the Reporting Persons’ knowledge, the Covered Persons have not effected any transactions in the Issuer’s Ordinary Shares since the filing of the Second Amendment.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Press release and letter to the Board of Directors of the Issuer, dated January 10, 2023.

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CUSIP No. G9329Z100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

J&T MS 1 SICAV A.S.

By:	/s/ Michal Kusák
	Name:	Michal Kusák
	Title:	Director

AMISTA INVESTIČNÍ SPOLEČNOST, A.S.

By:	/s/ Ondřej Horák
	Name:	Ondřej Horák
	Title:	Chairman of the Board of Directors

AMISTA INVESTIČNÍ SPOLEČNOST, A.S.

By:	/s/ Michal Kusák
	Name:	Michal Kusák
	Title:	Member of the Board of Directors

CUSIP No. G9329Z100

Appendix A

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSON SINCE THE SECOND AMENDMENT

Reporting Person	Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
J&T MS 1	December 19, 2022	340,000	$0.5184
J&T MS 1	December 20, 2022	145,000	$0.5082
J&T MS 1	December 21, 2022	44,407	$0.4999
J&T MS 1	December 22, 2022	205,593	$0.4985